RMG Acquisition Corp.

50 West Street, Suite 40-C

New York, NY 10006

November 20, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sergio Chinos, Staff Attorney

Sherry Haywood, Staff Attorney

Re:	RMG Acquisition Corp. Registration Statement on Form S-4 Filed on October 15, 2020 File No. 333-249488

Ladies and Gentlemen:

This letter sets forth the responses of RMG Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 10, 2020 (the “Comment Letter”) relating to the Registration Statement on Form S-4 filed on October 15, 2020 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 1”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the proxy statement/consent solicitation statement/prospectus included in Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Questions and Answers About the Business Combination, page 4

1.	Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction. Please see pages 9 and 10 of Amendment No. 1.

November 20, 2020

2.	Please add a question and answer that addresses the equity stake that current RMG stockholders and current Romeo stockholders will have in the Company after the business combination.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to add a question and answer that addresses the equity stake that current RMG stockholders and current Romeo stockholders will have in the Company after the business combination. Please see page 6 of Amendment No. 1.

3.	Please add a question and answer that discusses the interests that RMG’s current officers and directors have in the business combination.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to add a question and answer that discusses the interests that RMG’s current officers and directors have in the business combination. Please see pages 6 and 7 of Amendment No. 1.

Q. How do the Sponsor and the officers and directors of RMG intend to vote on the proposals?, page 9

4.	Please revise your disclosure to provide that the Anchor Investors are expected to vote in favor of the proposals to be presented at the special meeting.

Response: The Company respectfully advises the Staff that the Anchor Investors have no contractual obligation under the relevant Subscription Agreements to vote in favor of the proposals to be presented at the special meeting.

Romeo’s Unaudited Pro Forma Financial Information, page 35

5.	Please revise the line item caption or add a footnote to clarify that RMG’s historical basic and diluted net income (loss) per share represent amounts related to its Class A common stock only, if accurate. Please also revise the footnote related to Romeo’s historical basic and diluted net (loss) per share to disclose the number of shares of preferred stock excluded from each calculation. This comment is also applicable to the disclosures on page 36.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify that RMG’s historical basic and diluted net income (loss) per share represent amounts related to its Class A common stock and to address the effect of potentially dilutive shares. The Company has also revised the Registration Statement to disclose the number of shares of preferred stock excluded from the calculation of Romeo’s historical basic and diluted net (loss) per share. Please see pages 38 and 39 of Amendment No. 1.

November 20, 2020

Comparative Per Share Data, page 36

6.	Please provide the pro forma equivalent per share disclosures required by Item 3(f) of Form S-4.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to provide the pro forma equivalent per share disclosures required by Item 3(f) of Form S-4. Please see page 39 of Amendment No. 1.

Risk Factors, page 39

7.	We note that you did not obtain a fairness opinion regarding the acquisition of Romeo, please provide risk factor disclosure describing the risks with not obtaining a fairness opinion.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to provide risk factor disclosure describing the risks with not obtaining a fairness opinion. Please see page 69 of Amendment No. 1.

RMG’s second amended and restated certificate of incorporation will provide, subject to limited exceptions, the Court of Chancery..., page 65

8.	We note your risk factor disclosure that the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware shall have concurrent jurisdiction over actions arising under the Securities Act. Further, Article VIII of your second amended and restated certificate of incorporation provides that your exclusive forum provision “will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933.” Please revise accordingly. In addition, consider revising disclosure on page 248 to make sure that your disclosure related to your exclusive forum provision is consistent.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to conform the exclusive forum provision disclosure to the second amended and restated certificate of incorporation and to make the exclusive forum provision disclosure consistent throughout. Please see pages 68, and 258 of Amendment No. 1.

Material U.S. Federal Income Tax Considerations, page 106

9.	We note that you intend for the transaction to qualify as a reorganization under Section 368 of the Code, please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as such a reorganization. In addition, please file a tax opinion as an exhibit to your registration statement, or provide us with your analysis why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Please refer to Sections III.A.2 of Staff Legal Bulletin 19 and Item 601(b)(8) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization under Section 368 of the Code and to include a tax opinion as an exhibit thereto. Please see page 113 and Exhibit 8.1 of Amendment No. 1.

November 20, 2020

10.	Please remove disclosure on page 107 indicating that the discussion “does not purport to be a complete analysis” and that “This discussion is for informational purposes only and is not tax advice”. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to remove disclosure indicating that the discussion “does not purport to be a complete analysis” and that “This discussion is for informational purposes only and is not tax advice”. Please see pages 111 and 112 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Balance Sheet, page 118

11.	Please revise your pro forma balance sheet to show the numbers of shares authorized, issued and outstanding on a historical and pro forma basis.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose in the section entitled Unaudited Pro Forma Condensed Consolidated Financial Statements the numbers of shares authorized, issued and outstanding on a historical and pro forma basis. Please see footnote U on page 132 of Amendment No. 1.

Note 2 – Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2020, page 121

12.	Refer to notes H and I. Please more fully disclose the nature of the expenses to be incurred by RMG and Romeo. In addition, although we note the expenses would not be required to be presented in the pro forma statements of operations, please more fully explain how and why you believe it will be appropriate to account for the expenses to be incurred by both RMG and Romeo as a reduction to additional paid-in capital.

Response: The Company has revised notes I and J on page 128 of Amendment No. 1 to more fully disclose the nature of the expenses to be incurred by RMG and Romeo. Topic 12 of the SEC’s Financial Reporting Manual indicates that the SEC Staff considers a public shell reverse acquisition to be a capital transaction equivalent to that of a reverse recapitalization. The SPAC merger is a reverse recapitalization transaction that is the equivalent of the issuance of equity securities by the accounting acquirer (legal acquiree Romeo) for the net monetary assets of RMG. SAB Topic 5.A (codified in ASC 340-10-S99-1) provides that “[s]pecific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.” Therefore, the costs to issue equity securities should be reflected as a reduction of the amount that would have otherwise been recorded in additional paid-in-capital, reflecting the nature of SPAC merger as an equity transaction. Accordingly, we have identified the direct and incremental transaction costs associated with the equity raised by Romeo related to the SPAC merger and will treat them as a reduction of the net cash proceeds and will deduct them from the Combined Company’s additional paid-in capital rather than expensed as incurred. Additionally, we note that this proposed accounting is consistent with the Division of Corporate Finance SEC Staff published guidance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance (Section I(F) “Reverse Acquisitions – Accounting Issues”). The RMG transaction costs incurred prior to the SPAC merger are recognized as expenses in RMG’s separate financial statements and, upon the SPAC merger, will be treated as a reduction of the net cash proceeds and deducted from the Combined Company’s additional paid-in capital.

November 20, 2020

Note 3 – Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 126

13.	In regard to adjustment (f), please revise footnote (3) to clarify that the Private Placement investors’ shares amount does not include the additional 2.5 million shares that one of the Private Placement’s Subscription Investors has been granted an option to purchase. Please also revise footnote (5) to quantify the potentially dilutive shares that are being excluded from the loss per share. This comment is also applicable to the disclosure on page 128.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, subsequent to the filing of the Registration Statement on October 15, 2020, the subscription investor exercised its option in part and elected to purchase an additional 1.0 million shares of RMG Class A common stock in the Private Placement. The Company notes that the time period during which the option could be exercised has expired and no further shares will be sold through the Private Placement. The Company has revised the Registration Statement in all relevant places to indicate a sale of 16 million shares through the Private Placement with gross proceeds of $160 million. The Company has revised the unaudited pro forma condensed combined financial statements on pages 119-135 of Amendment No. 1. In addition, the Company has revised footnote 5 in adjustments f and ee to quantify the potentially dilutive shares that are being excluded from the diluted loss per share calculation.  Please see pages 133 and 135 of Amendment No. 1.

RMG Executive Officer and Director Compensation, page 143

14.	We note the heading of this section. You disclose the compensation of your executive officers. Please also disclose the compensation of your directors.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose the compensation of our directors. Please see page 150 of Amendment No. 1.

November 20, 2020

Business of Romeo

Key Customers, page 161

15.	Please clarify and disclose which, if any, of the key customers are significant customers whose revenues were equal to or greater than 10 percent of Romeo’s consolidated revenues during each period presented. Please also more fully explain the material terms of the agreements with these customers and the amount of backlog related to these customers. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify and disclose which of Romeo’s key customers are significant customers whose revenues were equal to or greater than 10 percent of Romeo’s consolidated revenues during each period presented and to more fully explain the material terms of the agreements with these customers and the amount of backlog related to these customers. Please see pages 168 through 170 of Amendment No. 1.

Customer Backlog, page 162

16.	Please disclose the dollar amount of backlog believed to be firm as of a recent date and as of a comparable date in the preceding fiscal year and separately disclose the portion not expected to be filled within the current year. Based on the current disclosures, it is not clear to us what the contractual minimum order quantities represent and if they can be cancelled by the customer. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose the dollar amount of backlog believed to be firm as of a recent date and as of a comparable date in the preceding fiscal year and to disclose the portion not expected to be filled within the current year. The revised disclosure also clarifies the distinction the Company draws between contracted revenue (or “backlog”) and minimum revenue that will be received in satisfaction of take or pay minimum order commitments. Please see page 170 of Amendment No. 1.

Romeo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 192

17.	Please disclose here and also add a risk factor regarding the fact that Romeo’s auditor has expressed substantial doubt as to its ability to continue as a going concern

Response: The Company has revised the Registration Statement in response to the Staff’s comment to disclose the fact that Romeo’s auditor has expressed substantial doubt as to its ability to continue as a going concern and add a corresponding risk factor. Please see pages 43 and 200 of Amendment No. 1.

November 20, 2020

Long Term Liquidity Requirements, page 194

18.	Please quantify and more fully discuss Romeo’s long term liquidity requirements and its priorities based on potential changes in the amount of redemptions and available cash.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to quantify and more fully discuss Romeo’s long term liquidity requirements and its priorities based on potential changes in the amount of redemptions and available cash. Please see page 201 of Amendment No. 1.

Critical Accounting Policies

Equity Valuation, page 199

19.	Please quantify and more fully discuss changes in the estimated fair value of Romeo during the periods presented. If applicable, please also address differences between the valuation used to determine the fair value of the recently granted stock options relative to the fair value implied by the current merger transaction.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to quantify and more fully discuss changes in the estimated fair value of Romeo during the periods. Please see pages 209 and 210 of Amendment No. 1.

Index to Financial Statements, page F-1

20.	You disclose your financial statements after Annexes A-F. Please tell us what consideration you have made to include your financial information before the disclosure of Annexes A-F.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to move the financial statements before Annexes A-F. Please see page F-1 of Amendment No. 1.

RMG Acquisition Corp.

Notes to Condensed Financial Statements

Note 7 – Commitments & Contingencies

Registration Rights, page F-14

21.	Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering common stock. Refer to FASB ASC 825-20-50-1.

Response: The Company respectfully advises the Staff that there are no potential cash penalties under the registration rights agreement or any additional penalties that could result from delays in registering its common stock.

November 20, 2020

Romeo Systems, Inc.

13. Major Customers and Accounts Receivable, page F-52

22.	We note the disclosure related to a significant customer during the period ended June 30, 2020; however it appears to us that the joint venture was also a significant customer during this period. Please clarify or revise the disclosures accordingly.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify the percentage of revenue attributable to the joint venture for the nine months ended September 30, 2020 and 2019. Please see page F-56 of Amendment No. 1.

13. Commitment and Contingencies, page F-86

23.	Please more fully disclose and discuss the nature of the claims related to the two legal proceeding that were settled.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to more fully disclose and discuss the nature of the claims related to the two legal proceeding that were settled. Please see pages F-56 and F-90 of Amendment No. 1.

* * *

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,
RMG Acquisition Corp.

By:	/s/ Robert S. Mancini
Name: Robert S. Mancini
Title: Chief Executive Officer

cc:	Philip Kassin, RMG Acquisition Corp.

Lionel E. Selwood, Jr., Romeo Systems, Inc.

Lauren Webb, Romeo Systems, Inc.

Ryan J. Maierson, Latham & Watkins LLP

David S. Allinson, Latham & Watkins LLP

David Hernand, Paul Hastings LLP

Jonathan Ko, Paul Hastings LLP